UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12B-25

NOTIFICATION OF LATE FILING

(CHECK ONE):  (  ) FORM 10-K     (  ) FORM 20-F     (  ) FORM 11-K     (X) FORM 10-Q     (  ) FORM N-SAR

For Period Ended:  June 30, 2002

[ ]  Transition Report on Form 10-K

[ ]  Transition Report on Form 20-F

[ ]  Transition Report on Form 11-K

[ ]  Transition Report on Form 10-Q

[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:   _________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

1st Franklin Financial Corporation

Full Name of Registrant

Former Name if Applicable

213 East Tugalo Street, Post Office Box 880

Address of Principal Executive Office (Street and Number)

Toccoa, Georgia 30577

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(X)

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X)

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth (15th) calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth (5th) calendar day following the prescribed due date; and

(  )

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported in the registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 13, 2002, the registrant recently engaged a new independent auditor, Deloitte & Touche LLP (“Deloitte”), to replace its former independent auditor, Arthur Andersen LLP.   Deloitte has not been able to complete the required SAS 71 review procedures related to the registrant’s financial statements as of and for the three and six months ended June 30, 2002 due to the timing of their recent engagement.  It is expected that the procedures will be completed within the additional five-day period provided under Rule 12b-25.

PART IV — OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

A. Roger Guimond

          706

886-7571

(Name)

    (Area Code)

     (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

(X) Yes

(  ) No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

(  ) Yes

(X) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

______________________________________________________________________________________

1st Franklin Financial Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date

August 15, 2002

By

s/ A. Roger Guimond

A. Roger Guimond,

Executive Vice President and Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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